SIERRA PACIFIC RESOURCES
P.O. Box 30150
6100 Neil Road
Reno, Nevada 89520-3150

February 7, 2007

Mr. Jim Allegretto
Senior Assistant Chief Accountant
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:     Sierra Pacific Resources Response to Letter dated December 27, 2006 regarding: Sierra Pacific Resources, Nevada Power Company, Sierra Pacific Power Company, Forms 10-K for the Year Ended December 31, 2005, filed March 6, 2006 and Forms 10-Q for the Fiscal Quarters Ended March 31, 2006, June 30, 2006, and September 30, 2006

Dear Mr. Allegretto:

Attached please find the revised format for the income statement as we discussed. For illustrative purposes, I have used the income statement as filed with Sierra Pacific Resource’s 2005 Form 10K. For comparative purposes, I have also included the 2005 income statement as filed.

Thank you for your assistance in resolving this issue.

Sincerely,

John Brown
Controller

CC: Sarah Goldberg